SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2003

SPECTRUM SIGNAL PROCESSING INC.

(Translation of the Registrant's Name Into English)

Suite 200, 2700 Production Way, Burnaby, British Columbia, V5A 4X1 Canada

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X    Form 40-F  ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________________

Attached to the Registrant's Form 6-K for the month of March 2003,

and incorporated by reference herein, are the following press releases made by the Registrant:

1.          Press Release, dated August 11, 2003

2.          Press Release, dated August 28, 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934,

the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPECTRUM SIGNAL PROCESSING INC.

By: /s/ Brent Flichel

-----------------------------------

Name:  Brent Flichel

Title:  Vice President Finance and CFO

Dated:   August 28, 2003